

July 19, 2019

David T. Evans
Chief Financial Officer
Cardlytics, Inc.
675 Ponce de Leon Ave. NE
Suite 6000
Atlanta, GA 30308

      Re: Cardlytics, Inc.
          Form 10-K for the year ended December 31, 2018
          Filed March 5, 2019
          Form 10-Q for the period ended March 31, 2019
          Filed May 9, 2019
          File No. 001-38386

Dear Mr. Evans:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures and Other Performance Metrics, page 43

1.   You present your Adjusted Contribution non-GAAP measure as a calculation of revenue less FI Share and other third-party costs. As this appears to be a non-GAAP margin measure that excludes normal, recurring, cash operating expenses, please tell us how you considered the guidance in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.

Form 10-Q for the period ended March 31, 2019

Notes to Condensed Consolidated Financial Statements (Unaudited)
2. Significant Accounting Policies and Recent Accounting Standards
Revenue, page 8

2.   You indicate your performance obligation for the Cardlytics Direct service is a series that represents a stand ready obligation and revenue is recognized at a point in time during the campaign term. In addition, you indicate that revenue is recognized for Cardlytics Direct fees over time using the right to invoice practical expedient. Based on these disclosures it is unclear how you are recognizing revenue and which guidance is being applied. Please explain to us and revise to clarify how and when revenue is recognized for these arrangements with reference to the applicable guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Melissa Kindelan, Senior Staff Accountant, at 202-551-3564 if you have questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Information Technologies
                                and Services